

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2011

<u>Via Email</u>
Gary W. Petty, Jr.
Senior Vice President and Chief Financial Officer
Cornerstone Bancshares, Inc.
835 Georgia Avenue
Chattanooga, TN 37402

  Re: Cornerstone Bancshares, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2010
    Filed March 31, 2011
    Form 10-Q for Fiscal Quarter Ended March 31, 2011
    Filed May 16, 2011
    File No. 000-30497

Dear Mr. Petty:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Matt S. McNair

        Matt S. McNair
        Attorney-Adviser